UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)

Under the Securities Exchange Act of 1934

Bain Capital Private Credit

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value per share

(Title of Class of Securities)

Not applicable

(CUSIP Number)

Bain Capital SIP Investments,

LP 200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	NAME OF REPORTING PERSON Bain Capital SIP Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,480,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,480,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,480,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Reflects 10,209,359 Common Shares outstanding as of September 3, 2024, based on information received by the Reporting Person from the Issuer on that date.

This Amendment No. 9 (“Amendment No. 9”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on December 7, 2023, as amended by Amendment No.1 to Schedule 13D dated December 26, 2023, the Amendment No. 2 to Schedule 13D dated January 30, 2024, the Amendment No. 3 to Schedule 13D dated March 1, 2024, the Amendment No. 4 to Schedule 13D dated April 1, 2024, the Amendment No. 5 to Schedule 13D dated May 1, 2024, the Amendment No. 6 to Schedule 13D dated June 1, 2024, the Amendment No. 7 to Schedule 13D dated July 1, 2024, and the Amendment No. 8 to Schedule 13D dated August 1, 2024 (together, the “Original Schedule 13D”), with respect to the Common Shares of the Issuer. The Reporting Person is filing this amendment to disclose its updated percentage beneficial ownership in the Issuer, which has decreased as a result of an increase in the outstanding Class I common shares of the Issuer. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a) – (c) are hereby amended and restated in their entirety as follows:

(a) – (b) As of the date hereof, the Reporting Person holds 3,480,000 Common Shares, representing approximately 34.1% of the outstanding Common Shares. The percentage of the outstanding Common Shares beneficially owned by the Reporting Person reflects 10,209,359 Common Shares outstanding as of September 3, 2024, based on information received by the Reporting Person from the Issuer on that date.

(c) Except as reported in the Statement, neither the Reporting Person, SIP GP nor any of the individuals listed on Schedule I has effected any transactions in the Common Shares during the past sixty (60) days.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 5, 2024	BAIN CAPITAL SIP INVESTMENTS, LP
By: Bain Capital SIP Investments (GP), LLC Its: General Partner

	By:	/s/ Kase Jubboori
	Name:	Kase Jubboori
	Title:	Authorized Signatory